Exhibit 3.11

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

BIONEBRASKA, INC.

The undersigned, Chief Executive Officer of BioNebraska, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that the following amendments to the Corporation’s Certificate of Incorporation were approved by the Corporation’s Board of Directors and Stockholders in accordance with the Delaware General Corporation Law Section 242:

1.             Article I of the Certificate of Incorporation is amended to read as follows:

“The name of the corporation is Restoragen, Inc.”

2.             Section 4.1 of Article IV of the Certificate of Incorporation is hereby deleted and amended to read as follows:

“4.1         Authorized Capital Stock.  The total number of shares of stock which the corporation shall have authority to issue is Forty Three Million (43,000,000) shares, divided into Forty Million (40,000,000) shares of common stock, $0.01 par value per share, and Three Million (3,000,000) shares of preferred stock, having a par value of $0.01 per share.  The designations, voting rights, par values, powers, preferences and rights, and the qualifications, limitations or restrictions of the corporation’s preferred stock are to be determined by resolution of the Board of Directors and a certificate setting forth such resolutions and the number of shares of such class or series must be filed and recorded pursuant to Delaware law.”

3.             The Certificates of Designation of Rights and Preferences for Series C Convertible Preferred Stock, Series E Convertible Preferred Stock and Series G Convertible Preferred Stock are amended by adding the following paragraph to the end of Section 4.3 of each such Certificate of Designation:

“The Corporation may, at the option of the Corporation’s Board of Directors, pay such accumulated dividends under this Section 4.3 in either cash or in shares of the Corporation’s Common Stock, or in a combination of cash and Common Stock.  If the accumulated dividends are paid in the form of Common Stock, the holders of Preferred Stock will be entitled to receive the number of shares equal to:  (1) the dollar amount of the dividend which the holder is entitled to receive, divided by (2) the selling price to the public in the underwritten public offering that triggers the conversion.  If this calculation would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder a sum in cash equal to the value of the fraction (as determined by multiplying the fraction by the selling price to the public in the offering).  The payment of accrued dividends in the form of Common Stock under this Section 4.3 will not be deemed a stock dividend that would require an adjustment to the Conversion Price under Section 4.4 of this Certificate.”

4.             All other provisions of the Certificate of Incorporation and each of the Certificates of Designation of Rights and Preferences for Series A, B, C, D, E, F, G and H Convertible Preferred Stock shall remain in effect without change.

In Witness Whereof, I have hereunto set my hand this 8th day of August, 2001.

/s/ Thomas R. Coolidge
Thomas R. Coolidge
Chief Executive Officer and Secretary